June 22, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Re:	Pershing Square Tontine Holdings, Ltd.
Draft Registration Statement on Form S-1
Submitted on May 20, 2020
CIK 0001811882

Ladies and Gentlemen:

On behalf of Pershing Square Tontine Holdings, Ltd., a Delaware corporation (the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated June 16, 2020 with respect to the Company’s Confidential Draft Registration Statement on Form S-1 (the “Draft Registration Statement”). This letter is being submitted together with Amendment No. 1 (“Amendment No. 1”) to the Draft Registration Statement, which has been revised to address various of the Staff’s comments.

The text of the Staff’s comments has been included in this letter for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For the Staff’s convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Draft Registration Statement.

Securities and Exchange Commission

June 22, 2020

General

1.

Staff’s comment: It appears that investors in your offering will receive a contingent right attached to each share of common stock that gives each investor an interest in a pool of distributable tontine redeemable warrants. Please revise your registration statement to include the registration of the contingent rights or provide an analysis as to why including the contingent rights is not required. In this regard, please revise your description of securities disclosure to include a description of the contingent rights.

Response: The Company respectfully acknowledges the Staff’s comment and in response has revised the Draft Registration Statement to register the contingent rights, and added a description of the contingent rights to the “Description of Securities” section as follows:

We refer to the right attached to each share of Class A common stock sold in this offering to receive a dividend of distributable Tontine redeemable warrants as a contingent right. Whether any distributable Tontine redeemable warrants are distributed in respect of a share of Class A common stock is contingent upon such share of Class A common stock not being redeemed in connection with our initial business combination, and the number of distributable Tontine redeemable warrants to be distributed in respect of each unredeemed share of Class A common stock upon such distribution is contingent upon the aggregate number of shares of Class A common stock that are redeemed. The contingent right to receive distributable Tontine redeemable warrants will remain attached to our Class A common stock, will not be separately transferable, assignable or salable, and will not be evidenced by any form of certificate or instrument.

Securities and Exchange Commission

June 22, 2020

Warrants

2.

Staff’s comment: Please clarify, if true, that the cashless exercise procedure you describe in the second paragraph on page 144 applies only in connection with redemptions when the market value of your common stock is at least $36 per share, as described on page 141, rather than the second redemption feature, as described on page 142. We understand that the number of shares to be issued upon the exercise of warrants in connection with the second redemption feature is determined with reference to the table on pages 142 and 143, rather than the formula described on page 144. In this regard, we also note the statement that if you redeem the warrants when the shares of Class A common stock are trading below the exercise price, warrant holders could receive fewer shares than they would have received “if they had chosen to wait to exercise their warrants. . .” Please explain what rights warrant holders have to “wait to exercise” their warrants once you have elected to redeem them.

Response: The Company respectfully acknowledges the Staff’s comment and in response has revised the Draft Registration Statement to provide that, in connection with the second redemption feature (Redemption of warrants when the price per share of Class A common stock equals or exceeds $20.00), the number of shares to be issued will be determined with reference to the table. For all other circumstances in which there is a cashless exercise, other than with respect to the sponsor warrant and the director warrants, the following procedure would apply:

each holder would pay the exercise price by surrendering the warrants for that number of Class A common stock equal to the lesser of (A) the quotient obtained by dividing (x) the product of the number of Class A common stock underlying the warrants, multiplied by the excess of the “fair market value” (defined below) less the exercise price of the warrants by (y) the fair market value and (B) 0.3611. The “fair market value” as used in this paragraph shall mean the volume-weighted average price of the Class A common stock for the 10 trading days ending on the trading day prior to the date on which the notice of exercise is received by the warrant agent.

In the formula above, “0.3611” refers to the maximum value in the redemption table.

In response to the Staff’s comment regarding the effect of redemption when the price per share of Class A common stock equals or exceeds $20.00, the disclosure is intended to make investors aware of the potential value they might forego compared to a situation in which the Company had not elected to redeem their shares under this provision.

Securities and Exchange Commission

June 22, 2020

The Company has revised the disclosure to clarify that warrant holders do not have the right to “wait to exercise” their warrants once it has elected to redeem them under this provision. The revised sentence reads as follows:

If we choose to redeem the warrants when the shares of our Class A common stock are trading at a price below the exercise price of the warrants, this could result in the warrantholders receiving fewer Class A common stock than they would have received if we had not called the warrants for redemption, in which case the warrantholders would have been able to wait to exercise their warrants for Class A common stock if and when such Class A common stock were trading at a price higher than the exercise price of $23.00.

Exclusive Forum Provision

3.

Staff’s comment: We note that your exclusive forum provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including “derivative actions.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Response: The Company respectfully acknowledges the Staff’s comment and in response has revised its disclosures relating to the exclusive forum provision. The exclusive forum provision in its amended and restated certificate of incorporation will correspond to this revised disclosure. The revised disclosure now states that the exclusive forum provision that will be contained in the Company’s amended and restated certificate of incorporation will require federal district courts of the United States to be the exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act or Exchange Act.

Securities and Exchange Commission

June 22, 2020

We hope that the foregoing has been responsive to the Staff’s comments. Please do not hesitate to contact me at 212-504-6780 or Stephen Fraidin at 212-504-6600 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

Gregory P. Patti, Jr.

Via-E-mail:

cc:	Steve Milankov, General Counsel & Corporate Secretary,
Pershing Square Tontine Holdings, Ltd.
Stephen Fraidin, Cadwalader, Wickersham & Taft LLP